UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: August 23, 2017

Commission File Number 1-32591

SEASPAN CORPORATION

(Exact name of Registrant as specified in its charter)

Unit 2, 2nd Floor, Bupa Centre,

141 Connaught Road West,

Hong Kong

China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.    Form 20-F  ☒    Form 40- F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).    Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).    Yes  ☐    No  ☒

Item 1 — Information Contained in this Form 6-K Report

New Time Charters

In August 2017, Seaspan Corporation (the “Company”) entered into fixed-rate time charter contracts with a leading liner for two 10000 TEU newbuilding containerships currently under construction at Jiangsu New Yangzi Shipbuilding Co., Ltd. and Jiangsu Yangzi Xinfu Shipbuilding Co., Ltd. The two vessels are currently scheduled to deliver in 2018 and, upon delivery, will commence three-year fixed-rate time charters with options to extend for up to an additional three years. The Company has entered into advanced discussions on financing these two 10000 TEU newbuilding containerships with a leading Asian financial institution.

Vessel Sale

In August 2017, the Company entered into vessel sale agreements for four 4250 TEU class vessels: the Seaspan Alps, Seaspan Grouse, Seaspan Kenya, and Seaspan Mourne, for gross proceeds of approximately $37 million. The Company entered into agreements to purchase the vessels during the fourth quarter of 2016 and, after taking into account closing costs and vessel improvements, expects to record a gain on sale of the vessels of approximately $14 million. The individual vessel sales are expected to close over the third and fourth quarters of 2017.

Registration Rights Agreement

In August 2017, we entered into a registration rights agreement with David Sokol, the Company’s Chairman of the Board, pursuant to which the Company agreed to file, subject to the terms and conditions of the registration rights agreement, a registration statement under the Securities Act of 1933, as amended, and applicable state securities laws, covering Class A common shares of the Company (“Common Shares”) issued and/or transferred to Mr. Sokol in connection with his appointment as Chairman. The registration rights agreement gives Mr. Sokol piggyback registration rights allowing him to participate in offerings by the Company to the extent that his participation does not interfere or impede with the offering.

Mr. Sokol has informed the Company that he currently has no intention to sell any of the Common Shares registrable pursuant to the registration rights agreement.

At-the-Market Offering of Class A Common Shares

In March 2017, the Company entered into an equity distribution agreement under which it may, from time to time, issue Common Shares in at-the-market (“ATM”) offerings for up to an aggregate of $75 million. During August 2017, the Company issued 2,450,000 Common Shares under the ATM offerings for gross proceeds of over $16 million which completes the $75 million issuance of Common Shares under the equity distribution agreement.

Incorporation by Reference

This Form 6-K is filed with reference to and hereby incorporated by reference into the following Registration Statements:

•	Registration Statement on Form F-3D (Registration No. 333-151329) of Seaspan Corporation filed with the Securities and Exchange Commission on May 30, 2008;

•	Registration Statement on Form S-8 (Registration No. 333-173207) of Seaspan Corporation filed with the Securities and Exchange Commission on March 31, 2011;

•	Registration Statement on Form S-8 (Registration No. 333-189493) of Seaspan Corporation filed with the Securities and Exchange Commission on June 20, 2013;

•	the Registration Statement of Seaspan Corporation filed with the SEC on April 24, 2012 on Form F-3 (Registration No. 333-180895), as amended on March 22, 2013;

•	Registration Statement on Form F-3 (File No. 333-195571) of Seaspan Corporation filed with the Securities and Exchange Commission on April 29, 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form F-3 (File No. 333-200639) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28 2014, as amended on March 3, 2017 and April 19, 2017;

•	Registration Statement on Form S-8 (Registration No. 333-200640) of Seaspan Corporation filed with the Securities and Exchange Commission on November 28, 2014;

•	Registration Statement on Form F-3D (Registration No. 333-202698) of Seaspan Corporation filed with the Securities and Exchange Commission on March 12, 2015;

•	Registration Statement on Form F-3 (Registration No. 333-211545) of Seaspan Corporation filed with the Securities and Exchange Commission on May 23, 2016, as amended on March 3, 2017, March 7, 2017 and April 19, 2017; and

•	Registration Statement on Form S-8 (Registration No. 333-212230) of Seaspan Corporation filed with the Securities and Exchange Commission on June 24, 2016.

Exhibits

Exhibit No.	Description

10.1	Registration Rights Agreement, dated August 17, 2017, by and between Seaspan Corporation and David Sokol.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SEASPAN CORPORATION

Date: August 23, 2017	By:	/s/ David Spivak
David Spivak
Chief Financial Officer